BUREAU OF FUGITIVE RECOVERY, INC.
7911 Herschel  Avenue, Suite 201
La Jolla, California 92037

Commission File No.:

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f−1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement is being mailed on or about July 2, 2012, to the holders of record on July 2, 2012, of the shares of our common stock.  It is being furnished in connection with the appointment of a certain individual to our board of directors without a meeting of the stockholders, resulting in a change in control of our company.

On July 2, 2012, we appointed Chad M. Carpenter to our board of directors, effective immediately.

On July 2, 2012, we did the following:

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Accepted the resignations of Robert Copley, Matt Hess, Mark S. Cerullo and Danielle Abrahams from the board of directors, all effective immediately, and accepted the resignation of Jay Kelman from the board of directors, effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record.

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Accepted the resignations of Jay Kelman as President, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and of Danielle Abrahams as Secretary, all effective immediately, and appointed Chad M. Carpenter as our new President, Chief Executive Officer, Chief Financial Officer and Secretary, effective immediately.

•	Cancelled an aggregate of 1,650,000 shares of our common stock after their return to our treasury.

No action was required by our stockholders to appoint Mr. Carpenter to our board of directors, and no action is required by our stockholders to accept the resignations of Messrs. Kelman, Cerullo, Hess, Copley and Ms. Abrahams.  This Information Statement and the information contained herein are being transmitted to our stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f−1 thereunder ten days prior to the date Mr. Carpenter becomes our sole director.

Our principal executive office is currently located at 7911 Herschel  Avenue, Suite 201, La Jolla, California 92037.  Our telephone number is (858) 459-4000.

VOTING SECURITIES

Our authorized capital stock consists of 125,000,000 shares, of which 100,000,000 shares are common stock, $0.001 par value per share, and 25,000,000 shares are preferred stock, $0.001 par value per share. Our common stock is the only class of voting securities issued and outstanding.  Each share of common stock is entitled to one vote.  As of the date of this Information Statement (after the return to our treasury for cancellation of 1,650,000 shares of our common stock), there were 8,350,000 shares of our common stock issued and outstanding.

APPOINTMENT OF NEW DIRECTOR

Our board of directors currently consists of two members, Jay Kelman and Chad M. Carpenter. One of our directors, Mr. Carpenter, was designated by us effective July 2, 2012, and Mr. Carpenter will hold office until his successor is elected and qualified or until his death, resignation or removal.  The resignation of our other director, Mr. Kelman, will be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, at which time Mr. Carpenter will become our sole director.  Immediately upon the appointment of Mr. Carpenter to our board of directors, we accepted the resignations of Ms. Abrahams and Messrs. Cerullo, Hess and Copley, all effective as of July 2, 2012.

CHANGE IN CONTROL

Chad M. Carpenter has accepted the appointment as a director, and ten days following the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, the resignation of our one other director will be effective. At that time, control of our board will have changed.

As of the date of this Information Statement, Mr. Carpenter acquired beneficial ownership of an aggregate of 5,999,300 shares of our common stock from certain of our stockholders in a private transaction.  In connection with the acquisition of the outstanding common shares by Mr. Carpenter, an aggregate of 1,650,000 shares held by the selling stockholders were then returned to the Company for cancellation and are no longer outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our current executive officers and directors, including that of Jay Kelman, whose resignation from the board of directors will be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record:

Name	Age	Position

Chad M. Carpenter	47	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director
Jay Kelman	60	Director

Chad M. Carpenter was appointed as our President, Chief Executive Officer, Chief Financial Officer and Secretary, and also as a Director, effective July 2, 2012.  Mr. Carpenter is Chief Executive Officer of Reven Capital, LLC, a private real estate investment firm focused on opportunistic investing, a position he has held since he founded Reven Capital in January 2009.  From January 1994 to November 2008, Mr. Carpenter served as the Chief Executive Officer and a member of the investment committee of Equastone, LLC, which primarily engaged in the investment of office properties in the western and southern regions of the United States.  Mr. Carpenter received his B.A. degree in Economics from the University of Southern California in 1987.

Jay Kelman served as our Chief Executive Officer, Chief Accounting Officer and Chief Financial Officer from January 1, 2012 to July 2, 2012, and Mr. Kelman has also served as a member of our board of directors since January 1, 2012.  Prior to his retirement five years ago, Mr. Kelman worked as a pharmaceutical representative for Gordon Associates in New York.  Mr. Kelman received a Masters of Science degree from Boston University and a Bachelor of Science degree from University of Southern California.

There are no family relationships among any of our directors, executive officers or key employees.

We do not have agreements with any of our directors, and we currently do not have any agreements with our executive officers.  We intend to enter into a definitive employment agreement with Mr. Carpenter with respect to his duties and responsibilities as executive officer of our company.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We do not currently compensate our directors for their service as members of our board of directors. We do reimburse our directors for reasonable expenses in connection with attendance at board meetings.  From inception to date, we have not paid compensation to our executive officers.  We intend to enter into a definitive employment agreement with Mr. Carpenter, which agreement will provide for compensation commensurate with his responsibilities as Chief Executive Officer of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of July 2, 2012 by: (i) each person whom we know beneficially owns more than 5% of our common stock, (ii) each of our directors, (iii) our named executive officers, and (iv) all such directors and executive officers as a group.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, pursuant to the rules prescribed by the SEC we deem outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of July 2, 2012 and we do not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.  As of the date of this Information Statement, we do not have any options, warrants, or other convertible securities outstanding.

Name	Shares of Common Stock Beneficially Owned (1)		Percent of Common Stock Beneficially Owned (1)
5% or greater owners:
Robert B. Prag	780,626	(2)	9.3%
Daniel Najor	780,626	(3)	9.3%
Directors and Executive Officers:
Chad M. Carpenter	5,999,300		71.8%
Jay Kelman	-0-		-0-
All directors and executive officers as a group (2 persons):	5,999,300		71.8%

(1) Applicable percentage ownership is based on 8,350,000 shares of common stock outstanding at July 2, 2012. The number of shares of common stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.
(2) Includes 180,626 shares held of record by The Del Mar Consulting Group, Inc. Retirement Plan Trust.  Mr. Prag has voting and dispositive power with respect to the shares held by The Del Mar Consulting Group, Inc. Retirement Plan Trust.
(3) Includes 439,987 shares held of record by Najor Family Land Ltd.  Mr. Najor has dispositive and voting control with respect to the shares held by Najor Family Land Ltd.

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COMMITTEES OF THE BOARD OF DIRECTORS

We do not have standing audit, nominating or compensation committees of the board of directors, or committees performing similar functions, and therefore our entire board of directors performs such functions. We are not currently listed on any national exchange and are not required to maintain such committees by any self−regulatory agency. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making.  All directors participate in the consideration of director nominees. We do not have a policy with regard to attendance at board meetings.

We do not have a policy with regard to consideration of nominations of directors. We accept nominations for directors from our security holders. There is no minimum qualification for a nominee to be considered by our directors. All of our directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to the Company and its stockholders.

Security holders may send communications to our board of directors by writing to Bureau of Fugitive Recovery, Inc., 7911 Herschel  Avenue, Suite 201, La Jolla, California 92037, attention Board of Directors or any specified director.  Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

BUREAU OF FUGITIVE RECOVERY, INC., a Colorado corporation.

Dated: July 2, 2012	By:	/s/ Chad M. Carpenter
Chad M. Carpenter
President and Chief Executive Officer